

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Ronald South
Senior Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

>   **Re: Henry Schein, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 25, 2021**
>   **Filed February 15, 2022**
>   **File No. 000-27078**

Dear Mr. South:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services